	450 Lexington Avenue	Menlo Park
	New York, NY 10017	Washington, D.C.
	212 450 4000	London
	FAX 212 450 3800	Paris
Frankfurt
Madrid
Tokyo
DIANE KERR		Beijing
212-450-4529		Hong Kong
December 19, 2008

Re:	Banco Santander, S.A. Acceleration Request for Form F-4 File No. 333-155413
Mr. Christian Windsor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720
Dear Mr. Windsor:
     On behalf of Banco Santander, S.A. (“Santander”), we hereby attach Santander’s request for effectiveness on Friday, December 19, 2008 at 5 p.m. or as soon as practicable thereafter.
     This request for effectiveness is being filed electronically with the Securities and Exchange Commission (the “Commission”) today. Santander plans to file Amendment No. 2 (the “ Amendment No. 2”) to Form F-4 (the “F-4”) on Friday, December 19, 2008, which will address all of the outstanding comments regarding Amendment No. 1 to Form F-4. Santander will inform the staff of the Commission immediately if Santander requires that its request for effectiveness be withdrawn or amended.
     Should you require further clarification of any of the issues raised in this letter or the Amendment No. 2, please contact the undersigned at 212-450-4529 or fax: 212-450-3529

Sincerely,
/s/ Diane Kerr
Diane Kerr

Banco Santander, S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R.M. de Santander, Hoja 286, Folio 64, Libro 5° de Sociedades,
Inscripciôn 1#, C.I.F. A-39000013

December 19, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
101 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Mr. Christian Windsor Division of Corporation Finance

RE:	Banco Santander, S.A.

      Form F-4 (No. 333-155413)

Dear Mr. Windsor,

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Banco Santander, S.A. (the “Company”) hereby requests that the effectiveness of the Registration Statement on Form F-4 (File No. 333-155413) be accelerated to Friday December 19, 2008 at 5 p.m. or as soon thereafter as practicable.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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